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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             NETMAXIMIZER.COM, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   64115N 10 7
                                   -----------
                                 (CUSIP Number)

                             Wayne T. Crowder, Esq.
                             Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7923
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 7, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO: 64115N 10 7                                                                                      Page 2 of 5
--------- ------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Peter G. Schuster
--------- ------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)     |_|
          (b)     |_|
--------- ------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- ------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
          OO (See Item 3)
--------- ------------------------------------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]
--------- ------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
--------------------- ------- ----------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
NUMBER OF
SHARES                        9,105,648
                      ------- ----------------------------------------------------------------------------------------
BENEFICIALLY          8       SHARED VOTING POWER
OWNED BY
EACH                          0
                      ------- ----------------------------------------------------------------------------------------
REPORTING             9       SOLE DISPOSITIVE POWER
                              9,105,648
PERSON WITH           ------- ----------------------------------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0
--------- ------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,105,648

--------- ------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                [ ]
--------- ------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.2%
--------- ------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ------------------------------------------------------------------------------------------------------------

CUSIP NO: 64115N 10 7                                                Page 3 of 5

ITEM 1:  SECURITY AND ISSUER:

         1(a) Title of Class of Securities: Common Stock, $.001 per share par value.

         1(b) Name and address of the principal executive officers: David A. Saltrelli and Peter G. Schuster, 4400 N. Federal Highway, Suite 307, Boca Raton, FL 33431.


ITEM 2:  IDENTITY AND BACKGROUND:

         2(a)- (c)

                  Peter G. Schuster ("Schuster") is the Secretary/Treasurer of the Issuer. The business address is 4400 N. Federal Highway, Suite 307, Boca Raton, FL 33431.

         2(d) None

         2(e) None

         2(f) Schuster is a United States citizens.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Schuster acquired the shares as part of his personal investment plan.

ITEM 4:  PURPOSE OF TRANSACTION

         Effective February 7, 2000, the Issuer's Registration Statement on Form 10 was declared effective by the Securities and Exchange Commission. Thus, Schuster became subject to the reporting requirements of the Securities Exchange Act of 1934. Prior to the Issuer becoming a reporting company, Schuster purchased 2,430,000 shares of the Issuers' common stock as part of a 12,000,000 share offering on March 8, 1999 (since split 3-for-1.) Schuster received an initial grant of stock options to purchase 1,815,648 shares of common stock (number has been adjusted to reflect the 3-for-1 stock split on November 5, 1999) under the 1999 Employee Stock Option Plan, on April 5, 1999.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         5(a) According to the Issuer's Amendment No. 1 to Form 10 which was filed with the Securities and Exchange Commission on April 6, 2000, the Issuer had 39,153,006 shares of Common Stock outstanding as of March 22, 2000. Schuster owns 7,290,000 shares directly and 1,815,648 shares which may be acquired upon the exercise of vested stock options.

         5(b) Schuster has sole voting and dispositive power of 9,105,648 shares of the Issuer.

         5(c) Other than the transactions which are the subject of this Report, no other transactions concerning Issuer's securities have been effected by Schuster from December 31, 1999 to the date hereof.

         5(d) Not applicable.

         5(e) Not applicable.

CUSIP NO: 64115N 10 7                                                Page 4 of 5


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         None.

CUSIP NO: 64115N 10 7                                                Page 5 of 5

                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 9, 2000                                    /s/ Peter G. Schuster
-----------                                    ---------------------
Date                                           Signature
                                               Name/Title: Peter G. Schuster

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)